

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 20, 2007

<u>By U.S. Mail and facsimile</u>

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People's Republic of China

   Re: American Dairy, Inc.
      Amendment No. 9 to Registration Statement on Form S-1
      Filed May 24, 2007
      File No. 333-128075

      Form 10-K for fiscal year ended December 31, 2006, as amended
      File No. 1-32473
      Filed April 2, 2007

      Form 10-Q for the quarter ended March 31, 2007, as amended
      Filed May 15, 2007
      File No. 1-32473

Dear Mr. Leng:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note your response to our prior comment 1. Please expand your disclosure to
    address the following issues:

    •   State whether you have issued the Other Notes. If so, briefly describe the terms
        of the Other Notes and file the agreements relating to the sale as exhibits.

    •   Expand your disclosure to state that the conversion price is adjusted semi-
        annually and describe the formula for determining the price adjustment.

    •   Briefly describe the conditions that, if not met, would require you to make
        additional payments of up to 5% of the then outstanding principal of the Notes
        and that would cause the interest rate to increase by 5%.

    •   You state that you must use your best efforts to complete a public offering of
        your common stock by December 1, 2008. It appears that you must complete a
        "Qualifying IPO," as defined in the Indenture, by that date. If true, please
        further describe the features of a Qualifying IPO.

    •   You state that you have entered into non-compete agreements with your CEO
        and CFO. Please describe the terms of these agreements elsewhere in the
        prospectus as appropriate, and file them as exhibits.

    •   We note the requirement in Section 7(x)(i) of the Amended and Restated Notes
        Purchase Agreement that promptly and to the extent reasonably practicable, you
        pay the consideration for the 40% equity interest in Shanxi Feihe. However, on
        page 13 of the prospectus you state that you completed the purchase of the 40%
        interest in this company during the fourth quarter of 2006. Please advise.

    •   We note the Schedule 13G filed by Citadel to reflect its beneficial ownership of
        9.9% of your common stock. Please update your beneficial ownership table to
        reflect this acquisition.

Closing Comments

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Rinde, Esq. (by facsimile)
        J. Goeken
        J. Davis
        D. Levy